SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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The following are included in this report of Form 6-K:

Exhibit

Description

A

Press Release dated May 30, 2008

B

Translation of Notice of Meeting of Debentures Holders, dated June 5, 2008

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EXHIBIT A

Sapiens, Millbrook and IBM to offer on demand Business Intelligence to Small and Mid-Sized Insurance Carriers

CARY, NC (May 30, 2008) –Sapiens Americas Corporation, a subsidiary of Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) and IBM (NYSE: IBM) today announced that it will partner with Millbrook, Inc. to provide a new on-demand business intelligence solution – Sapiens INSIGHT™ for Business Intelligence – hosted by IBM and powered by IBM Cognos 8 Business Intelligence (BI) utilizing Millbrook P&C data model.

Small and medium sized property & casualty (P&C) insurance carriers can now enjoy sophisticated enterprise-class business intelligence solutions similar to those of larger carriers, using a delivery method and at a price-point that better suits their needs. Sapiens INSIGHT™ for Business Intelligence combines Millbrook’s data model, which is based on over 15 years of experience in providing P&C-specific business intelligence solutions, with a rich array of dashboards, Key Performance Indicators (KPIs), predictive analytics, alerts, visualizations, decision support, and a library of standard and ad-hoc reports.

“We are excited about the offering and our ability to make it available on-demand, at an affordable cost, to carriers of all sizes. Small and medium sized insurance carriers face the same challenges as larger companies, but have limited IT resources to solve such challenges.  They need to compete and Sapiens INSIGHT™ for Business Intelligence gives them that edge” said Roni Al-Dor, CEO & President of Sapiens International.

“The small to medium sized carriers are the backbone of the insurance industry. They face unprecedented market challenges. Sapiens INSIGHT™ for Business Intelligence provides the tools they need to survive in this very demanding market,” stated John Search, Principal and Co-Founder of Millbrook.

Providing a standard data import interface, Sapiens INSIGHT™ for Business Intelligence allows carriers to easily provide their data and be 'up and running' in significantly shorter time frames than traditional applications.

“IBM recognizes the importance of Web delivered applications and is partnering with Sapiens and Millbrook to use our managed hosting services coupled with IBM Cognos BI to bring unparalleled business intelligence to property & casualty carriers of all sizes,” said Dave Mitchell, ISV & Developer Relations, IBM.

Business intelligence and predictive analytics tools are becoming the strategic mainstay of how service enterprises in general, and insurance carriers in particular, conduct their daily business. Companies that have near real-time ability to analyze the entirety of their captured business data and extract key performance indicators and accurate answers to “what-if” scenarios can be more responsive to a rapidly evolving business environment and can competitively maximize profitable operations while moving away from risky propositions.

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FOR ADDITIONAL INFORMATION:

Michael V. Vaccarello

Vice President

Sapiens Americas

919-405-1507

usa@sapiens.com

About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of Emblaze/Formula Group (LSE: BLZ.L) (NASDAQ: FORTY and TASE: FORT) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, ING Canada, Liverpool Victoria, Menora Mivtachim, Norwich Union, Occidental Fire & Casualty, OneBeacon, Principal Financial Group, Santam and Texas Farm Bureau among others.  For more information, please visit http://www.sapiens.com.

About Millbrook

Millbrook was founded by insurance professionals. Millbrook’s associates have deep experience in a vast array of disciplines within the insurance industry and in the practice of Business Intelligence and Data Services. For well over a decade Millbrook’s focus has been providing information solutions to the P&C industry. It is this unique industry competence and focus that enabled Millbrook to become the premier provider of information solutions and services in the market today.

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EXHIBIT B

The following is a translation from Hebrew of the Notice of Meeting which was released on June 5, 2008.  The following is provided for convenience only and is not to be considered the definitive or binding document with respect to the matters contained therein.

SAPIENS INTERNATIONAL CORPORATION N.V.

(the “Company”)

NOTICE OF CONVENING OF A GENERAL MEETING

OF HOLDERS OF DEBENTURES (SERIES A) OF THE COMPANY

The Company hereby invites the holders of convertible debentures (Series A) of the Company (the “Debentures”) to participate in a general meeting of the holders of the Debentures, which is to be held on Monday, June 30, 2008, at 10 a.m., in the Company’s offices at 3 Meir Weisgal Street, Rabin Science Park, Rehovot (Tel. 08-938-2721) (the “Meeting”).

1.

On the Agenda:

Adoption of a special resolution approving the replacement of the trustee for the Debentures.

The current trustee for the Company's Debentures, Ubank Trust Company Limited (formerly – Investec Trust Company (Israel) Ltd.) ("Ubank") was appointed pursuant to a prospectus issued by the Company on December 3, 2003 and pursuant to a Trust Deed, dated December 2, 2003 (the "Trust Deed"). On January 7, 2008, the Company received notification from Ubank regarding its resignation from its position as trustee for the holders of the Debentures, in accordance with Section 35(14)(b) of the Securities Law, 5728-1968. The reason for the resignation, as provided by Ubank, is: since Ubank is a subsidiary of the First International Bank of Israel Ltd., there is a possible concern that Ubank will find itself in a conflict of interest, as such term is defined in the Guidelines of the Israeli Securities Authority, as a result of actions that are not in its control.

The proposed trustee is Hermetic Trust (1975) Ltd. ("Hermetic"), which has expressed its willingness to serve as trustee for the Debentures.

Hermetic is a private company whose main purpose is to provide trust services.  Hermetic has notified the Company that is serves as trustee for debentures of other public companies.

No changes to the Trust Deed are expected other than those related to the replacement of the trustee. However, if changes are required they will be made in accordance with the relevant terms of the Trust Deed.

The Proposed Resolution

To approve the appointment of Hermetic Trust (1975) Ltd. in place of Ubank Trust Company Ltd. (formerly – Investec Trust Company (Israel) Ltd.) to serve as trustee for the Company's Debentures.

2.

Determining Date:

Any holder of Debentures at the end of the business day on June 10, 2008 is entitled to participate in the Meeting.

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3.

Quorum and Adjourned Meeting:

3.1

Two holders of the Debentures (present in person or by proxy), holding or representing jointly at least 50% of the balance of the nominal value of the Debentures, will be a quorum for the Meeting, convened for the purpose of adopting a special resolution.

3.2

If within half an hour of the time appointed for the Meeting a quorum as stated is not present, the Meeting will be adjourned to the same day of the following week, and if such day is not a bank business day – to the next following bank business day, at the same time and place, without further notice, or to another day and another time and place, as determined by the Company. Two holders of the Debentures (present in person or by proxy), holding or representing jointly at least 10% of the balance of the nominal value of the Debentures, will be a quorum at such adjourned meeting.

4.

The Required Majority:

The required majority for approval of a special resolution concerning the changes in the Debentures is a majority of not less than 75% of the votes of those present and voting on the resolution.

5.

Voting at the Meeting:

Any holder of Debentures in whose favor a Debenture is registered with a member of the Tel Aviv Stock Exchange Ltd. and the Debenture is included among the Debentures registered in the name of the nominee company, will be entitled to participate and vote in the Meeting, if he or she presents to the Company a confirmation from the member of the Stock Exchange concerning his or her ownership of the Debenture on the Determining Date, at least 48 hours before the time of the Meeting.

The holders of the Debentures may participate and vote in person or by proxy. The power of attorney for the Meeting must be deposited at the Company’s offices at least 48 hours before the time of the Meeting.

The resolution will be carried on a poll. Any holder of Debentures (or his or her proxy) is entitled to one vote at the Meeting for every NIS 1 nominal value of the principal on the Debentures in circulation held by him or her.

6.

Inspection of Documents

The complete wording of this Notice and the documents relating to this Notice may be inspected at the Company’s office, at 3 Meir Weisgal Street, Rabin Science Park, Rehovot, during regular business hours, upon advance coordination, up to the time of the Meeting.

Date: June 5, 2008

        SAPIENS INTERNATIONAL CORPORATION N.V.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  June 11, 2008

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary